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                             June 7, 2020

       Michael G. Potter
       Chief Financial Officer
       Corsair Gaming, Inc.
       47100 Bayside Pkwy
       Fremont, CA 94538

                                                        Re: Corsair Gaming,
Inc.
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-1
                                                            Submitted May 13,
2020
                                                            CIK No. 0001743759

       Dear Mr. Potter:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement

       Industry and Market Data, page 2

   1. You state that you have not verified any third-party information nor has your data been verified by any
independent source and, therefore, such information should not be relied upon in making an
investment decision. Please note that you are responsible for the entire content of the
registration statement. Please revise your disclosure to remove any implication that you
are not responsible for assessing the reasonableness and soundness of the market data and
industry statistics included in your disclosures.
 Michael G. Potter
FirstName LastNameMichael G. Potter
Corsair Gaming, Inc.
Comapany NameCorsair Gaming, Inc.
June 7, 2020
Page 2
June 7, 2020 Page 2
FirstName LastName
Prospectus Summary
The Reorganization and Acquisition Transaction, page 10

2. We note the acquisition of the company by Corsair Memory, Inc. on December 19, 2019
         (Note 14 - Subsequent Events to your financial statements, page F-70). Update your organizational charts and accompanying narrative to reflect the impact of this acquisition and its purpose.
Risk Factors
"Sales to a limited number of customers...", page 27

3. You disclose here that sales to Amazon accounted for 22.4% and 25.2% of your net revenue in 2018 and 2019, respectively. Please file any agreement, such as a Master
         Agreement, with Amazon as an exhibit or provide your analysis as to why you are not required to do so under Item 601(b)(10)(ii)(B) of Regulation S-K. "Our amended and restated certificate of incorporation...", page 52

4. You disclose here and on page 157 that your amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain proceedings, including derivative actions brought on behalf of the company. Please revise your disclosure to clarify whether this provision applies to actions arising under the Exchange Act or Securities Act. In that regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities
         Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your filing to state specifically that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please revise your disclosure to state clearly that the provision does not apply to such actions.
Business
Overview, page 96

5. You state that unique U.S. viewership for eSports is expected to exceed those of the
         National Basketball Association in 2019. Please update this disclosure.
 Michael G. Potter
FirstName LastNameMichael G. Potter
Corsair Gaming, Inc.
Comapany NameCorsair Gaming, Inc.
June 7, 2020
Page 3
June 7, 2020 Page 3
FirstName LastName
Item 16. Exhibits and Financial Statement Schedules.
Exhibits, page II-5

6. Please file your offer letter with Mr. Potter as an exhibit. Also, please confirm that you will file your Investor Rights Agreement and Registration Rights Agreement with
         EagleTree as exhibits.
        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Tad J. Freese